

Mail Stop 7010

February 22, 2007

via U.S. mail and facsimile

Frank C. Sullivan, Chief Executive Officer
RPM International Inc.
2628 Pearl road
Medina, Ohio 44258

      RE: **RPM International Inc.**
               Form 10- K for the Fiscal Year Ended May 31, 2006
               Filed August 10, 2006
               File No. 1-14187

Dear Mr. Sullivan:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2006

General

1. We note your reference to a third party who assisted you in calculating an estimate of your liability for unasserted potential future asbestos-related claims. Since your Form 10-K for the year ended May 31, 2006 and Forms 10-Q for the

periods ended August 31 and November 30, 2006 are incorporated by reference into your Form S-8 (#333-1339906), you must either revise your Forms 10-K and 10-Q to delete this reference to an expert or you must include their consent in accordance with Section 436 of Regulation C.

Note 12 – Revenue Recognition, page 37

2. On page 25 of your annual report you disclose that you have legal, environmental and litigation risks inherent in your construction and chemical businesses. Please tell us and disclose in future filings your revenue recognition policy for your construction business and disclose the sales or the percentage of total sales attributed to the construction business.

3. Furthermore, we note from your disclosure that revenues are realizable, in part, when the services have been provided. Please tell us the percentage of total revenue attributed to services for the three years ended May 31, 2006. In future filings please clarify the services that you provide and if material, please state separately the net sales of tangible products and revenues from services (which is also applicable to your cost of sales). Refer to Rule 5-03 of Regulation S-X for guidance.

Note H – Contingencies and Loss Reserves, page 48

Environmental

4. You disclose on pages 14 and 18 of your Form 10-K that your expenditures related to environmental matters have not had, and are not currently expected to have, a material adverse effect on your business, financial condition, results of operations or cash flows. However, your disclosures on pages 17 and 53 of your MD&A could imply that it is reasonably possible that environmental matters could be material. In this regard please clarify the following:

- In Note H on page 53 of your MD&A you disclose that due to the uncertainty inherent in the loss reserve estimation process, you are unable to estimate an additional range of loss in excess of your accruals. Furthermore, you disclose that it is at least reasonably possible that actual costs will differ from estimates and such costs could be material to results of operations in a future period. It is unclear from your disclosure whether this uncertainty in loss reserve estimation is applicable to all of your loss reserves, as we note reserves for product, environmental and asbestos. Please tell us whether the above disclosure is applicable to all of your loss reserves, including environmental contingencies.

- Please tell us whether individually or in aggregate it is reasonably possible that environmental liabilities could have a material adverse effect on your business, financial condition, results of operations or cash flows.

Product liability

5. Given the materiality of your product liability and your continual evaluation of your liability under the class action lawsuit settlement covering your Dryvit residential EIFS product line, detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from omitting important information. Please provide the required disclosures of SAB 5Y in future filings and show us what your future disclosure will look like:

- circumstances affecting the reliability and precision of loss estimates;
- the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;
- the timing of payments of accrued and unrecognized amounts;
- the material components of the accruals and significant assumptions underlying estimates, for example legal, administrative and settlements;
- the number of claims filed for each period presented;
- the number of claims dismissed;
- the number of claims settled;
- the number of claims otherwise resolved;
- the average costs per settled claim;
- the total damages alleged at each balance sheet date (Reg. S-K, Item 103);
- the aggregate settlement costs to date;
- the aggregate costs of administering and litigating the claims.

Asbestos
We have read your disclosures concerning your asbestos related liabilities. We note that it is possible that these liabilities could have a significant adverse impact on your operations and cash flows for a given quarter or year. Given the materiality of this liability, please provide the required disclosures of SAB 5Y in future filings and show us what your future disclosure will look like:

- The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency. Specifically, please separately disclose the amount accrued for unasserted and known claims;
- the number of claims filed for each period presented;
- the average costs per settled claim;
- the total damages alleged at each balance sheet date (Reg. S-K, Item 103);

- the material components of the accruals.

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief